Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas
December 16, 2022	vedderprice.com Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Lisa Larkin
Ms. Megan Miller

Re:	Nuveen Municipal Credit Income Fund (the “Registrant”)
Registration Statement on Form N-14
File No. 333-268294

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on December 8, 2022, with respect to the Registrant’s Registration Statement on Form N-14 filed on November 10, 2022 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed mergers of Nuveen Georgia Quality Municipal Income Fund and Nuveen Ohio Quality Municipal Income Fund (each, a “Target Fund” and together, the “Target Funds”) into a wholly-owned subsidiary of the Registrant (the “Mergers”). The Registrant and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Disclosure Comments

1.

Comment: In the Q&A, in the response to the question “Why has each Fund’s Board recommended the Merger proposal?” and elsewhere in the Joint Proxy Statement/Prospectus, there are references to the Mergers “as part of an ongoing initiative to rationalize the product offerings of Nuveen’s municipal closed-end funds.” Please revise this statement to be in plain English.

Response: The Registrant has revised the disclosure to read as follows:

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

December 16, 2022

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”), a subsidiary of Nuveen, LLC (“Nuveen”) and the Funds’ investment adviser, recommended the Merger proposal as part of an ongoing initiative to streamline Nuveen’s municipal closed-end fund line-up and eliminate overlapping products.

2.

Comment: In the Q&A, in the response to the question “Do the Funds have similar investment objectives, policies and risks?” and elsewhere in the Joint Proxy Statement/Prospectus, please explain whether there will be significant portfolio repositioning before or after the Mergers and what the consequences (e.g., taxes, expense) will be to shareholders.

Response: As discussed in the Q&A and Joint Proxy Statement/Prospectus, it is anticipated that approximately 70% of Georgia Municipal’s investment portfolio and 57% of Ohio Municipal’s investment portfolio would have been sold by the Acquiring Fund following the Mergers, based on holdings as of a recent date. The Registrant has added additional disclosure regarding the consequences of the anticipated turnover.

3.

Comment: In the Q&A, in the response to the question “How will the Mergers impact fees and expenses of the Target Funds?,” information is presented regarding the Funds’ fees and expenses excluding and including the costs of leverage. Please add a statement indicating whether each Fund uses leverage.

Response: The Registrant believes that the Q&A clearly discloses that the Funds use leverage. The Registrant refers the staff to page iii, which includes disclosure that “each Fund is a diversified closed-end investment management company and currently employs leverage through the issuance of preferred shares.”

4.

Comment: In the Q&A, in the response to the question “Will the Mergers constitute a taxable event for a Target Fund’s shareholders?,” please explain supplementally why Target Fund shareholders will receive cash in lieu of fractional shares of the Acquiring Fund in the Mergers.

Response: For the information of the staff, Target Fund shareholders who receive Acquiring Fund common shares in the Mergers will receive cash in lieu of fractional Acquiring Fund common shares as this is beneficial both to shareholders, who face difficulties trading fractional shares in the secondary market, and the Acquiring Fund, which saves the administrative burden of servicing fractional shares. For the information of the staff, distributing cash in lieu of fractional shares is a typical practice in merger transactions involving listed companies (both listed closed-end funds and non-investment companies).

5.

Comment: In the Q&A, in the response to the question “Will the Mergers constitute a taxable event for a Target Fund’s shareholders?,” there is a statement to the effect that a Target Fund may declare a distribution of net investment income and net capital gains, all or a portion of which may be taxable to that Target Fund’s shareholders for federal income purposes. Please emphasize this statement such as through the use of bold/underline.

December 16, 2022

Response: The Registrant has placed this text in bold.

6.

Comment: On page 10 of the Joint Proxy Statement/Prospectus, there are pie charts depicting the breakdown of each Fund’s portfolio by credit quality and state allocation. Please confirm supplementally that the readability of these pie charts will be improved in the definitive Joint Proxy Statement/Prospectus, for example by the use of color.

Response: The Registrant will seek to improve the gradient differences in the final as-will print proxy statement.

7.	Comment: Please revise the biography for Scott R. Romans on page 14 of the Joint Proxy Statement/Prospectus to indicate the fields in which he received his MA and PhD degrees.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

8.

Comment: With reference to the discussion under “Reasons for the Mergers,” please explain supplementally whether the Board considered the performance of the Funds in connection with the consideration of the Mergers and, if so, what the Board considered.

Response: For the staff’s information, the Registrant has been advised that the principal factors considered by the Boards in approving the Mergers (including, among other things, factors relating to secondary market performance and to certain similarities and differences among the Funds, each of which is a municipal fund) are set forth and discussed in the sub-section titled “Reasons for the Mergers,” and that such disclosure is consistent with the Boards’ records.

9.	Comment: Please confirm supplementally that the requirements of Rule 17a-8 under the Investment Company Act of 1940 are satisfied in connection with the proposed Mergers.

Response: For the staff’s information, the Registrant confirms that the conditions of Rule 17a-8 under the 1940 Act have been satisfied.

10.

Comment: The forms of proxy do not request shareholder approval to adjourn the shareholder meetings. Please confirm supplementally whether the Funds’ form of organization and organizational documents permits the adjournment of the shareholder meetings without shareholder approval.

Response: Each Fund has been organized under the laws of the Commonwealth of Massachusetts as a voluntary association with transferable shares, commonly referred to as a Massachusetts business trust. The statute governing such business trusts, Chapter 182 of the General Laws of Massachusetts, is mainly procedural in nature, and contains no provisions relating to voting by, or meetings of, the holders of beneficial interests in the trust. Each Fund’s organizational documents consist of a declaration of trust and by-laws, and matters relating to shareholder meetings are primarily covered in the by-laws. Section 2.12 of the by-laws of the Registrant and each Target Fund provides that: “Any meeting of Shareholders, whether or not a quorum is present, may, by

December 16, 2022

announcement by the chair of the meeting, be adjourned with respect to one or more or all matters to be considered at the meeting from time to time to a designated time and place . . . .” Accordingly, it is the Registrant’s view that no separate shareholder vote would be required under applicable state law or the Funds’ organizational documents to adjourn the shareholder meetings regardless of whether a quorum is present.

11.

Comment: Please confirm that the opinion of counsel regarding the legality of the securities being registered (exhibit 11) will be filed as an exhibit to the pre-effective amendment. Please also explain supplementally why no form of tax opinion (exhibit 12) will be filed as an exhibit to the pre-effective amendment.

Response: The Registrant confirms that the opinion of counsel regarding the legality of the securities being registered will be filed as Exhibit 11 to Pre-Effective Amendment No. 1 to the Registration Statement.

The Registrant notes that the delivery of a tax opinion letter is a non-waivable condition to the closing of the Mergers and is delivered at the closing. In other business combination transactions involving investment companies of the Nuveen complex, the Commission staff has provided guidance to the effect that when the delivery of this opinion letter is a non-waivable closing condition, no form of opinion need be filed as an exhibit to the Form N-14 registration statement at the time it is declared effective provided the Registrant undertakes to file the opinion after closing.1

The Registrant confirms that it will undertake pursuant to Item 17(3) of Part C of Pre-Effective Amendment No. 1 to the Registration Statement to file the executed opinion of counsel supporting the tax matters discussed in the Joint Proxy Statement/Prospectus following the closing of the Mergers.

Accounting Comments

12.

Comment: In the Q&A, in the response to the question “Will the Mergers constitute a taxable event for a Target Fund’s shareholders?” on page v, please consider including estimates of the expected gains or losses to be realized in connection with the repositioning of the Target Funds’ portfolios and the amount of any capital gains distributions to be made as a result of the repositioning.

Response: The Registrant has added disclosure to the effect that the portfolio turnover would have resulted in net losses if such turnover had been executed as of the specified date.

[1]	See, e.g., Form N-14 filed by Registrant on March 3, 2022.

December 16, 2022

13.	Comment: Please confirm that the fees and expenses presented under “Comparative Expense Information” in Pre-Effective Amendment No. 1 are current, in accordance with Item 3(a) of Form N-14.

Response: For the staff’s information, the Registrant confirms that the fees and expenses presented under “Comparative Expense Information” are current, in accordance with Item 3(a) of Form N-14.

Very truly yours,

/s/ Jacob C. Tiedt

     Jacob C. Tiedt

     Shareholder